March 23, 2020

Joseph Ciaffoni
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
100 Technology Center Drive, Suite 300
Stoughton, MA 02072

       Re: Collegium Pharmaceutical, Inc.
           Registration Statement on Form S-3
           Filed March 16, 2020
           File No. 333-237200

Dear Mr. Ciaffoni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jennifer L. Porter, Esq.